

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

David Brant
Chief Financial Officer
Airspan Networks Holdings Inc.
777 Yamato Road, Suite 310
Boca Raton, Florida 33431

> **Re: Airspan Networks Holdings Inc.**
> **Post-Effective Amendment No. 4 on Form S-1 to Form S-4**
> **Filed May 15, 2023**
> **File No. 333-256137**

Dear David Brant:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 4 on Form S-1 to Form S-4 filed May 15, 2023

Unaudited Pro Forma Consolidated Financial Information, page 38

1. We note that you have presented a pro forma adjustment for the gain on sale of Mimosa in the pro forma statement of operations for the year ended December 31, 2022 as well as in the pro forma statement of operations for the three months ended March 31, 2023. Please refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X which indicates that adjustments presented in the pro forma statements of operations should assume that the transaction occurred at the beginning of the fiscal year presented (i.e., at the beginning of the earliest period presented). Revise the section to comply and to only present the adjustment reflecting the gain from the sale in the annual period.

2.   Please revise the second sentence in the second introductory paragraph to clarify that the condensed pro forma statements of operations assume that the transaction was consummated at the beginning of the earliest period presented (i.e., January 1, 2022).

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Marx